

07000734

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 31, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Veritage Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Megonko Road
(No. and Street)

Natick (City) MA (State) 01760 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jane Morris McColl 508/416-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morris & Morris, P.C.
(Name – *if individual, state last, first, middle name*)

32 Kearney Road (Address) Needham Heights (City) MA (State) 02494 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2007 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Morris McColl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritage Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Morris McColl
Signature

Managing Member
Title

Patricia Montgomery
Notary Public

PATRICIA MONTGOMERY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 4, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

FINANCIAL STATEMENTS
AND
ADDITIONAL INFORMATION

Years Ended December 31, 2006 and 2005

Contents


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

February 19, 2007

TO THE MEMBER
VERITAGE GROUP, LLC
4 Megonko Road
Natick, MA 01760

We have audited the accompanying balance sheets of Veritage Group, LLC as of December 31, 2006 and 2005, and the related statements of operations, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veritage Group, LLC at December 31, 2006 and 2005, and the results of its operations, member's capital, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Morris + Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

BALANCE SHEETS

	December 31	
	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and Equivalents	$ 49,800	$ 46,877
Accounts Receivable - Trade	-	2,653
TOTAL CURRENT ASSETS	49,800	49,530
PROPERTY AND EQUIPMENT, at Cost	62,896	62,896
Less: Accumulated Depreciation	(48,834)	(40,116)
	14,062	22,780
TOTAL ASSETS	$ 63,862	$ 72,310
LIABILITIES AND MEMBER'S CAPITAL (DEFICIT)		
LIABILITIES:		
Cash Overdraft	$ 2,541	$ -
Due to Member	20,000	
Accrued Expenses	-	271,760
TOTAL CURRENT LIABILITIES	22,541	271,760
MEMBER'S CAPITAL (DEFICIT)	41,321	(199,450)
TOTAL LIABILITIES AND MEMBER'S CAPITAL (DEFICIT)	$ 63,862	$ 72,310

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2006	2005
REVENUES	$ 1,845,498	$ 2,071,786
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:		
Professional Expenses	430,083	509,295
Retirement Plan Contribution	240,001	271,760
Travel and Entertainment	38,649	34,535
General and Administrative	12,875	27,468
Depreciation	8,719	10,062
Utilities	12,634	9,758
TOTAL EXPENSES	742,961	862,878
INCOME FROM OPERATIONS	1,102,537	1,208,908
INTEREST INCOME	1,374	1,258
NET INCOME	$ 1,103,911	$ 1,210,166

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.



VERITAGE GROUP, LLC

STATEMENTS OF MEMBER'S CAPITAL (DEFICIT)

Years Ended December 31, 2006 and 2005

	Member's Capital (Deficit)	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Totals
Year Ended December 31, 2005					
Beginning Balances	$ (1,958,742)	$ 75,000	$ -	$ 2,091,879	$ 208,137
Add: Capital Contributions	-	-	-	-	-
Add: Net Income	-	-	-	1,210,166	1,210,166
Deduct: Distribution to Member	(1,617,753)	-	-	-	(1,617,753)
Ending Balances	$ (3,576,495)	$ 75,000	$ -	$ 3,302,045	$ (199,450)
Year Ended December 31, 2006					
Beginning Balances	$ (3,576,495)	$ 75,000	$ -	$ 3,302,045	$ (199,450)
Add: Capital Contributions	227,653	-	-	-	227,653
Add: Net Income	-	-	-	1,103,911	1,103,911
Deduct: Distribution to Member	(1,090,793)	-	-	-	(1,090,793)
Ending Balances	$ (4,439,635)	$ 75,000	$ -	$ 4,405,956	$ 41,321

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash Received from Customers	$ 1,848,151	$ 2,104,547
Cash Paid for Operating Expenses	(1,003,462)	(596,525)
Interest Income Received	1,374	1,258
Net Cash Provided by Operating Activities	846,063	1,509,280
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash Paid for Property and Equipment	-	(2,612)
Net Cash (Used for) Investing Activities	-	(2,612)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Distributed to Member	(1,090,793)	(1,617,753)
Cash Contributed by Member	227,653	-
Cash Loaned from Member	20,000	-
Net Cash (Used for) Financing Activities	(843,140)	(1,617,753)
NET (DECREASE) IN CASH AND EQUIVALENTS	2,923	(111,085)
CASH AND EQUIVALENTS, Beginning of Year	46,877	157,962
CASH AND EQUIVALENTS, End of Year	$ 49,800	$ 46,877

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31	
	2006	2005
RECONCILIATIONS OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Total Income	$ 1,103,911	$ 1,210,166
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	8,719	10,062
Changes in Assets and Liabilities:		
Decrease (Increase) in Accounts Receivable - Trade	2,653	32,761
Increase in Cash Overdraft	2,541	-
(Decrease) Increase in Accounts Payable and Accrued Expenses	(271,761)	256,291
Total Adjustments	(257,848)	299,114
Net Cash Provided by Operating Activities	$ 846,063	$ 1,509,280

The accompanying notes and independent auditors' report are an integral part of these financial statements.


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

A. THE COMPANY AND NATURE OF ITS OPERATIONS:

The Limited Liability Company was organized on February 29, 1996 under the laws of the State of Delaware, for the principal purpose of engaging in the business of placing private securities with institutional investors. The latest date for the dissolution of the LLC is March 20, 2026.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Methods of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, using the accrual-basis method of accounting. The Company utilizes the cash-basis method of accounting for income tax reporting purposes.

2. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at December 31, 2006 and 2005, and the reported amounts of revenues and expenses for the years then ended. Actual results and amounts may differ from the estimates made in the preparation of these financial statements.

3. Cash and Equivalents

The Company invests certain cash in excess of operating requirements into money market accounts of financial institutions. The carrying amounts approximate fair market value because of the short-term nature of these securities. For the purpose of the statements of cash flows, the Company considers all short-term cash investments with a maturity of ninety days or less to be cash equivalents.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC
NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

4. Uncollectible Accounts

For financial reporting purposes, the Company utilizes the reserve method to account for possible uncollectible accounts. Accounts deemed to be uncollectible are written off in the year that the account becomes uncollectible. The direct write-off method is utilized for income tax reporting purposes.

5. Property and Equipment

Property and Equipment is recorded at cost. Major replacements and betterments to equipment are capitalized, whereas routine maintenance, repairs and minor replacements are charged as incurred.

The Company utilizes the straight-line method in computing depreciation expense for financial reporting purposes, while utilizing various accelerated methods in computing depreciation expense for tax reporting purposes. Depreciation expense is computed using the estimated lives of individual assets as follows:

	Number of Years
Office Furniture and Equipment	5-7

6. Federal and State Income Taxes

The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code, the single-member LLC is treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, is not subject to income taxes. Income or losses of the Company are includable in the Member's individual income tax returns.


AICPA
The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2006 and 2005

C. CONCENTRATION OF CREDIT RISK:

During the years ended December 31, 2006 and 2005, the Company performed a significant amount of work for four (4) unrelated customers. The amounts related to these significant customers included in the accompanying statements of operations and comprehensive income and balance sheets are as follows:

	Revenues for the Years Ended December 31		Accounts Receivable as of December 31	
	2006	2005	2006	2005
Customer A	$ 755,439	$ 768,811	$ -	$ -
Customer B	285,000	401,225	-	-
Customer C	253,125	351,563	-	-
Customer D	253,125	351,563	-	-

The Company maintains its cash in various accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash and equivalents.

D. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both, as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $27,259 and $46,877, respectively. These amounts are in excess of its required net capital. At December 31, 2006 and 2005, the Company's ratio of aggregate indebtedness to net capital was 0.83 to 1.0 and 0 to 1, respectively. In addition, the Company has informally agreed with the NASD that it will maintain minimum net capital of $6,000.

E. RETIREMENT BENEFIT PLAN:

During 2005, the Company adopted an employee benefit plan, pursuant to Section 412(i) of the Internal Revenue Code, covering all of its qualified employees. For the years ended December 31, 2006 and 2005, retirement plan contributions amounted to $240,001 and $271,760, respectively.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Our audits of the financial statements of Veritage Group, LLC at December 31, 2006 and 2005, and for the years then ended, were intended primarily for the purpose of formulating an opinion on the basic financial statements taken as a whole.

The additional information presented in the following pages has been taken primarily from accounting and other records of the Company and is not necessary for fair presentation of its financial position, results of its operations or its cash flows in order to be in conformity with accounting principles generally accepted in the United States of America. The additional information has not been subjected to tests and other auditing procedures sufficient to enable us to express an opinion as to the fairness of the details included therein and, accordingly, we do not express an opinion on the additional information.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	December 31 2006	December 31 2005
Net Capital:		
Total Member's Capital (Deficit)	$ 41,321	$ (199,450)
Add: Discretionary Liability	-	271,760
Deduct Nonallowable Assets:		
Accounts Receivable	-	2,653
Property and Equipment, Net	14,062	22,780
	14,062	25,433
Net Capital	$ 27,259	$ 46,877
Aggregate Indebtedness	$ 22,541	$ -
Computation of Basic Net Capital Requirement:		
Minimum Net Capital required - 6 2/3% of total aggregate indebtedness, but not less than $5,000	$ 5,000	$ 5,000
Excess of Net Capital over Requirement	$ 22,259	$ 41,877
Excess Net Capital at 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 25,005	$ 46,877
Ratio: Aggregate Indebtedness to Net Capital	0.83 to 1	0 to 1

NOTE: At December 31, 2005, Accrued Expenses of $271,760 for Retirement Plan Contributions were considered to be discretionary, and were added back to Member's Capital for purposes of the Computation of Net Capital, and were excluded from Aggregate Indebtedness. See page 12 for reconciliation with Preliminary Focus Report.


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

A reconciliation of amounts reported in the Preliminary Focus Report, and audited amounts is below:

	December 31	
	2006	2005
Member's Capital Reported in Preliminary Focus Report	$(186,332)	$ 85,507
Additional 2006 Checks Written in 2006; Recorded After Preliminary Filing	-	(270)
2005 Year-End Adjustments to Capitalize Fixed Assets and Record Depreciation Expense	-	(2,865)
2006 Year-End Adjustment to Record Depreciation Expense	-	(10,062)
2006 Year-End Adjustment to Transfer Member Loan to Member Capital	227,653	-
Total Member's Capital	$ 41,321	$ 72,310
Non-Allowable Assets Reported in Preliminary Focus Report	14,062	38,360
2005 Year-End Adjustments to Capitalize Fixed Assets and Record Depreciation Expense	-	(2,865)
2006 Year-End Adjustment to Record Depreciation Expense	-	(10,062)
NON-ALLOWABLE ASSETS	$ 14,062	$ 25,433
NET CAPITAL	$ 27,259	$ 46,877

NOTE: At December 31, 2005, Accrued Expenses of $271,760 for Retirement Plan Contributions were considered to be discretionary, and were added back to Member's Capital for purposes of the Computation of Net Capital, and were excluded from Aggregate Indebtedness.


AICPA

The CPA.
Never Underestimate
the Value.SM


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERITAGE GROUP, LLC

EXEMPTION UNDER RULE 15c3-3

Years Ended December 31, 2006 and 2005

The Company claims exemption under the provisions of Rule 15c3-3(k)2(i), since the Company is a broker/dealer engaged in the business of raising funds for private placements.


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Member
Veritage Group, LLC

In planning and performing our audits of the financial statements of Veritage Group, LLC (the Company) for the years ended December 31, 2006 and 2005, we considered its internal control structure in order to determine our auditing procedures, for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Veritage Group, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA


MORRIS
&
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5
(Continued)

Because of inherent limitations in any internal control structure or in the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and 2005; and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the years ended December 31, 2006 and 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Morris & Morris, P.C.

Certified Public Accountants


END


AICPA
The CPA.
Never Underestimate
the Value.SM